UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SATYAM COMPUTER SERVICES LIMITED

(Name of Subject Company (Issuer))

TECH MAHINDRA LIMITED

and

VENTURBAY CONSULTANTS PRIVATE LIMITED

(Names of Filing Persons (Offeror))

Common Shares, par value Rs. 2.0 per share

American Depositary Shares, each representing two Common Shares1

(Title of Class of Securities)

CUSIP Number for Common Shares: Y7530Q141;

CUSIP Number for American Depositary Shares: 804098101

(CUSIP Number of Class of Securities)

Milind Kulkarni

Vice President Finance

Tech Mahindra, Ltd.

Sharada Centre, Off Karve Road

Erandwane

Pune, 411 004, India

+91 20 6601 8100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Gina K. Gunning, Esq.

Peter E. Izanec, Esq.

Jones Day

901 Lakeside Avenue,

Cleveland, Ohio 44114

216-586-3939

[1]	Only Common Shares may be tendered directly in the Offer

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$251,013,172.91	$14,006.00

*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of 199,079,413 shares of the outstanding Common Stock, par value Rs. 2 per share, at a price per share of Rs. 58 in cash. The exchange rate used to convert the transaction value in Rupees to U.S. dollars for purposes of calculating the filing fee is US$1.00 = Rs 46.

**	The amount of the filing fee equals $55.80 per $1 million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,006.00	Filing Party: Tech Mahindra Limited and Venturbay Consultants Private Limited
Form or Registration No.: Schedule TO	Date Filed: June 8, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4 (i) (Cross-Border Issuer Tender Offer).

☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed on June 8, 2009 by Venturbay Consultants Private Limited, a private limited company organized under the laws of India (“Venturbay”), and Tech Mahindra Limited, a public limited company organized under the laws of India (“Tech Mahindra” and together with Venturbay, the “Purchaser”), pursuant to Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with its open public offer to purchase for cash up to 199,079,413 shares of Common Stock, par value Rupees 2 per share (“Shares”) of Satyam Computer Services Limited, a public limited company organized under the laws of India (the “Company”), on the terms and subject to the conditions set forth in the Schedule TO, including, without limitation, the Letter of Offer, dated June 4, 2009 (the “Letter of Offer”), the related Form of Acceptance-cum-Acknowledgement and the ADS Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(l)(A), (a)(l)(B) and (a)(1)(C), respectively (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). This Amendment No. 1 is being filed by the Purchaser.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

On June 17, 2009, Venturbay and Tech Mahindra issued announcements to the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited that the request for early termination of the waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), was granted, a copy of such announcements are attached hereto as Exhibit (a)(5) and are incorporated herein by reference. Accordingly, the condition to the Offer with respect to the HSR Act has been satisfied.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(A)	Letter of Offer, dated June 5, 2009*

(a)(1)(B)	Form of Acceptance-cum-Acknowledgement*

(a)(1)(C)	ADS Letter of Transmittal*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(2)-(4)	Not applicable

(a)(5)	Announcements issued by Venturbay Consultants Private Limited and Tech Mahindra Limited to the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited on June 17, 2009

(b)(1)	Subscription Cum Option Agreement among Tech Mahindra Limited and Venturbay Consultants Private Limited and Tata Capital Limited, dated April 16, 2009 (filed as Exhibit 99.5 to the Purchaser’s Schedule TO filed on June 5, 2009 and incorporated herein by reference)*

(b)(2)	Subscription Cum Option Agreement among Tech Mahindra Limited and Venturbay Consultants Private Limited and Infrastructure Development Finance Company Limited, dated April 16, 2009

(filed as Exhibit 99.6 to the Purchaser’s Schedule TO filed on June 5, 2009 and incorporated herein by reference)*

(c)	Not applicable

(d)(1)	Share Subscription Agreement, dated April 13, 2009, by and among the Company, Venturbay and Tech Mahindra (filed as Exhibit 99.1 to the Purchaser’s Schedule 13D filed on May 15, 2009)*

(d)(2)	Public Announcement to the Shareholders of the Company, issued by Kotak Mahindra Capital Company Limited, for and on behalf of Venturbay and Tech Mahindra, dated April 22, 2009 (filed as Exhibit 99.1 to the Purchaser’s Schedule TO filed on April 22, 2009 and incorporated herein by reference)*

(d)(3)	Standstill Agreement, dated March 24, 2009, by and between Venturbay and the Company (filed as Exhibit 99.3 to the Purchaser’s Schedule 13D filed on May 15, 2009)*

(d)(4)	Standstill Agreement, dated March 24, 2009, by and between Tech Mahindra and the Company (filed as Exhibit 99.4 to the Purchaser’s Schedule 13D filed on May 15, 2009)*

(g)	Not applicable

(h)	Not applicable

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2009	VENTURBAY CONSULTANTS PRIVATE LIMITED

	By:	/s/ Milind Kulkarni
Milind Kulkarni
Director

TECH MAHINDRA LIMITED

	By:	/s/ Milind Kulkarni
Milind Kulkarni
Vice President Finance

EXHIBIT INDEX

(a)(1)(A)	Letter of Offer, dated June 5, 2009*

(a)(1)(B)	Form of Acceptance-cum-Acknowledgement*

(a)(1)(C)	ADS Letter of Transmittal*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(2)-(4)	Not applicable

(a)(5)	Announcements issued by Venturbay Consultants Private Limited and Tech Mahindra Limited to the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited on June 17, 2009

(b)(1)	Subscription Cum Option Agreement among Tech Mahindra Limited and Venturbay Consultants Private Limited and Tata Capital Limited, dated April 16, 2009 (filed as Exhibit 99.5 to the Purchaser’s Schedule TO filed on June 5, 2009 and incorporated herein by reference)*

(b)(2)	Subscription Cum Option Agreement among Tech Mahindra Limited and Venturbay Consultants Private Limited and Infrastructure Development Finance Company Limited, dated April 16, 2009 (filed as Exhibit 99.6 to the Purchaser’s Schedule TO filed on June 5, 2009 and incorporated herein by reference)*

(c)	Not applicable

(d)(1)	Share Subscription Agreement, dated April 13, 2009, by and among the Company, Venturbay and Tech Mahindra (filed as Exhibit 99.1 to the Purchaser’s Schedule 13D filed on May 15, 2009)*

(d)(2)	Public Announcement to the Shareholders of the Company, issued by Kotak Mahindra Capital Company Limited, for and on behalf of Venturbay and Tech Mahindra, dated April 22, 2009 (filed as Exhibit 99.1 to the Purchaser’s Schedule TO filed on April 22, 2009 and incorporated herein by reference)*

(d)(3)	Standstill Agreement, dated March 24, 2009, by and between Venturbay and the Company (filed as Exhibit 99.3 to the Purchaser’s Schedule 13D filed on May 15, 2009)*

(d)(4)	Standstill Agreement, dated March 24, 2009, by and between Tech Mahindra and the Company (filed as Exhibit 99.4 to the Purchaser’s Schedule 13D filed on May 15, 2009)*

(g)	Not applicable

(h)	Not applicable

*	Previously filed